June 23, 2011

The Board of Directors
SeraCare Life Sciences, Inc.
37 Birch Street
Milford, MA 01757

Ladies and Gentlemen:

On behalf of MSMB Capital Management (“MSMB”), of which I am Chief Investment Officer, I am writing to offer that MSMB acquire SeraCare Life Sciences, Inc. (the “Company”) in a transaction beneficial to all of the Company’s stockholders and stakeholders.

MSMB is a long-term stockholder of the Company and wants to help other stockholders maximize their investment in the Company by providing them an alternative that provides immediate liquidity.

Although we believe that the Company’s current management performed admirably in steering the Company out of bankruptcy several years ago, the Company’s stock price has stagnated over the past 18 months.  Specifically, we believe that if we had not been actively acquiring shares of the Company’s common stock over the last several months, the Company’s stock price would be much lower.  Given the Company’s stock price and management’s inability to grow the Company’s business, we are offering to acquire all of the outstanding shares of the Company’s common stock, other than those owned by us, at a price of $4.25 per share.  This proposal represents a 22% premium above the closing price of the Company’s stock of $3.49 on June 22nd, 2011, and a 24% premium based on the trailing twenty-day average closing price.  We strongly believe that the Board of Directors should find our offer to be fair and in the best interests of the Company’s stockholders.

Due to the significant value that MSMB believes the Company represents, MSMB could be prepared to increase the price per share mentioned above if (a) it is allowed time and access in order to conduct due diligence and that due diligence validates certain understandings about the Company and its prospects and (b) MSMB is able to negotiate a definitive acquisition agreement containing customary representations, warranties, covenants and closing conditions. MSMB is prepared to begin the due diligence process immediately.

We believe the support of the Company's senior management is important to the success of the Company and hope to work with them through this process and following the consummation of a transaction.

While our offer is subject to customary closing conditions and a cursory due diligence period, it is not subject to any financing condition. Our proposal is contingent on the Company entering into a definitive agreement with MSMB prior to July 29th, 2011.

It is imperative that the Company be sold now and further erosion to stockholder value be prevented. The proposal outlined above adheres to a clear timeline, provides stockholders with a price no less than $4.25, and allows for a higher price if one is warranted. Our offer is compelling and provides the Company’s stockholders an immediate and certain path to a premium, all-cash transaction that will eliminate future market risk as well as the risk of future value destruction.

It is our strong preference to work together immediately to negotiate a definitive merger agreement.  From our perspective, the benefits to your employees and shareholders should provide a meaningful impetus for you to seriously investigate this opportunity. Nonetheless, if you choose not to engage with us, we are prepared to proceed promptly with an offer directly to your stockholders. We and our counsel, Katten Muchin Rosenman LLP, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with the Company.  We hope to receive a favorable response from you promptly and we are confident that, with the Company’s cooperation, we can quickly reach a definitive agreement.

We look forward to discussing the above with you at your earliest convenience.  We request a response from you to our proposal by 5:00 pm on July 11th, 2011.  If you do not respond by that time, we reserve the right to take whatever steps we deem necessary to preserve and maximize stockholder value.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Sincerely,

/s/  Martin Shkreli

Martin Shkreli